UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November, 2020

Comission File Number 001-32535

Bancolombia S.A.

(Translation of registrant’s name into English)

Cra. 48 # 26-85
Medellín, Colombia
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑                    Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(2):___

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                    No ☑

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    .

BANCOLOMBIA S.A. (NYSE: CIB; BVC: BCOLOMBIA, PFBCOLOM) REPORTS FINANCIAL RESULTS FOR THE THIRD QUARTER OF 2020.

•	Net income for the period was COP 280 billion. Net income as of September 30, 2020 amount to COP 542 billion, lower by 79.5% when compared to the first nine months of 2019.

•	Tier 1 ratio increased by 202 basis points during the quarter. The capital adequacy ratio was 14.8%. Both metrics are above the minimum regulatory in Colombia of 4.5% for tier 1 and 9% for capital adequacy ratio.

•	Bancolombia continues to strengthen its digital strategy with a robust growth in its mobile platforms. As of September 30, 2020, the bank has 8.2 million digital accounts, 4.2 million users in Bancolombia a la Mano and 4.0 million in Nequi.

•	During the first nine months of the year, Bancolombia has distributed 2.3 million products by digital channels, which represents 45% of total sales. In addition, 85% of total transactions are carried out through digital channels.

•	Gross loans amount to COP 199 trillion. Loans grew 8.0% when compared to 3Q19 and decreased by 0.6% during the quarter. Peso-denominated loans grew 7.2% when compared to 3Q19.

•	Provision charges for the quarter were COP 1.7 trillion and the coverage ratio for 90-day past due loans was 232.0%. Provision charges decreased by 30.9% when compared to 2Q20 and increased by 132.9% when compared to 3Q19. This level of provisions was largely explained by the deterioration of the consumer portfolio, COVID-19 and the update of macroeconomic variables in our expected losses models.

•	The efficiency was 50.9% for the last 12 months. Operating expenses decreased by 5.3% when compared to 3Q19 and increased by 5.6% when compared to 2Q20.

November 12, 2020. Medellin, Colombia – Today, BANCOLOMBIA S.A. (“Bancolombia” or “the Bank”) announced its earnings results for the third quarter of 20201.

1 This report corresponds to the interim unaudited consolidated financial information of BANCOLOMBIA S.A. and its subsidiaries (“BANCOLOMBIA” or “The Bank”) which Bancolombia controls, amongst others, by owning directly or indirectly, more than 50% of the voting capital stock. This financial information has been prepared based on financial records generated in accordance with International Financial Reporting Standards – IFRS. BANCOLOMBIA maintains accounting records in Colombian pesos, referred to herein as “Ps.” or “COP”. The financial information for the quarter ended September 30, 2020 is not necessarily indicative of the results for any other future interim period. For more information, please refer to the Bank's filings with the Securities and Exchange Commission, which are available on the Commission's website at www.sec.gov.

. BANCOLOMBIA’s first IFRS financial statements will cover the year ending in 2015. CAUTIONARY NOTE REGARDING FORWARD LOOKING STATEMENTS: This release contains statements that may be considered forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. All forward-looking statements, whether made in this release or in future filings or press releases or orally, address matters that involve risks and uncertainties; consequently, there are or will be factors, including, among others, changes in general economic and business conditions, changes in currency exchange rates and interest rates, introduction of competing products by other companies, lack of acceptances of new products or services by our targeted customers, changes in business strategy and various others factors, that could cause actual results to differ materially from those indicated in such statements. We do not intend, and do not assume any obligation, to update these forward-looking statements. Certain monetary amounts, percentages and other figures included in this report have been subject to rounding adjustments. Any reference to BANCOLOMBIA means the Bank together with its affiliates, unless otherwise specified.

Representative Market Rate, October 1, 2020 $3,865.47 = US$ 1

BANCOLOMBIA: Summary of consolidated financial quarterly results

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q 19	2Q 20	3Q 20	3Q20/2Q20	3Q20/3Q19
ASSETS
Net Loans	173,408,287	186,262,965	183,669,248	-1.39%	5.92%
Investments	19,947,001	25,238,230	27,732,492	9.88%	39.03%
Other assets	43,499,938	56,013,085	54,212,465	-3.21%	24.63%
Total assets	236,855,226	267,514,280	265,614,205	-0.71%	12.14%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	150,044,204	181,721,729	183,648,637	1.06%	22.40%
Other liabilities	57,868,509	57,284,007	52,525,727	-8.31%	-9.23%
Total liabilities	207,912,713	239,005,736	236,174,364	-1.18%	13.59%
Non-controlling interest	1,952,162	2,035,660	1,442,574	-29.13%	-26.10%
Shareholders' equity	26,990,351	26,472,884	27,997,267	5.76%	3.73%
Total liabilities and shareholders' equity	236,855,226	267,514,280	265,614,205	-0.71%	12.14%

Interest income	4,353,470	4,552,734	4,213,194	-7.46%	-3.22%
Interest expense	(1,571,540)	(1,651,385)	(1,444,008)	-12.56%	-8.12%
Net interest income	2,781,930	2,901,349	2,769,186	-4.56%	-0.46%
Net provisions	(722,832)	(2,435,112)	(1,683,408)	-30.87%	132.89%
Fees and income from service, net	781,350	682,717	764,355	11.96%	-2.18%
Other operating income	333,216	425,722	287,439	-32.48%	-13.74%
Total Dividends received and equity method	67,372	44,185	65,776	48.86%	-2.37%
Total operating expense	(2,040,809)	(1,830,163)	(1,933,262)	5.63%	-5.27%
Profit before tax	1,200,227	(211,302)	270,086	227.82%	-77.50%
Income tax	(304,210)	128,704	10,882	-91.54%	-103.58%
Net income before non-controlling interest	896,017	(82,598)	280,968	440.16%	-68.64%
Non-controlling interest	(17,436)	9,301	(1,329)	-114.29%	-92.38%
Net income	878,581	(73,297)	279,639	481.51%	-68.17%

	Quarter			As of
PRINCIPAL RATIOS	3Q 19	2Q 20	3Q 20	3Q 19	3Q 20
PROFITABILITY
Net interest margin (1) from continuing operations	5.54%	5.12%	4.92%	5.69%	5.22%
Return on average total assets (2) from continuing operations	1.50%	-0.11%	0.42%	1.55%	0.28%
Return on average shareholders´ equity (3)	13.41%	-1.10%	4.14%	13.91%	2.67%
EFFICIENCY
Operating expenses to net operating income	51.49%	45.14%	49.74%	49.84%	49.48%
Operating expenses to average total assets	3.48%	2.70%	2.92%	3.50%	3.04%
Operating expenses to productive assets	4.07%	3.23%	3.44%	4.08%	3.60%
CAPITAL ADEQUACY
Shareholders' equity to total assets	11.40%	9.89%	10.54%	11.40%	10.54%
Technical capital to risk weighted assets	12.71%	12.64%	14.76%	12.71%	14.76%
KEY FINANCIAL HIGHLIGHTS
Net income per ADS from continuing operations	1.05	-0.08	0.30	3.17	0.58
Net income per share $COP from continuing operations	913.45	-76.21	290.74	2,753.20	563.75
P/BV ADS (4)	1.53	0.90	0.85	1.53	0.85
P/BV Local (5) (6)	1.41	0.87	0.83	1.41	0.83
P/E (7) from continuing operations	11.26	-79.82	21.04	11.21	32.56
ADR price	49.45	26.31	25.55	49.45	25.55
Common share price (8)	39,500	24,000	24,280	39,500	24,280
Weighted average of Preferred Shares outstanding	961,827,000	961,827,000	961,827,000	961,827,000	961,827,000
USD exchange rate (quarter end)	3,477.45	3,756.28	3,865.47	3,477.45	3,865.47

(1) Defined as net interest income divided by monthly average interest-earning assets. (2) Net income divided by monthly average assets. (3) Net income divided by monthly average shareholders' equity. (4) Defined as ADS price divided by ADS book value. (5) Defined as share price divided by share book value. (6) Share prices on the Colombian Stock Exchange. (7) Defined as market capitalization divided by annualized quarter results. (8) Prices at the end of the respective quarter.

1.	BALANCE SHEET

1.1.	Assets

As of September 30, 2020, Bancolombia’s assets totaled COP 265,614 billion, which represents a decrease of 0.7% compared to 2Q20 and an increase of 12.1% compared to 3Q19.

During the quarter, the COP depreciated 2.9% versus the USD and over the past 12 months, it depreciated 11.2%. The average exchange rate for 3Q20 was 0.4% higher than that of 2Q20.

The increase in total assets during the year is largely explained by the growth in the loan book, interbank borrowings and financial assets investment.

1.2.	Loan Portfolio

The following table shows the composition of Bancolombia’s loans by type and currency:

(COP Million)	Amounts in COP		Amounts in USD converted to COP		Amounts in USD (thousands)		Total
(1 USD = 3,865.47 COP)	3Q20	3Q20/2Q20	3Q20	3Q20/2Q20	3Q20	3Q20/2Q20	3Q20	3Q20/2Q20
Commercial loans	85,120,417	-0.52%	43,797,275	-2.63%	11,330,388	-5.38%	128,917,692	-1.25%
Consumer loans	28,634,565	-1.80%	12,931,983	2.07%	3,345,514	-0.81%	41,566,548	-0.63%
Mortgage loans	14,059,929	1.55%	12,923,823	3.76%	3,343,403	0.83%	26,983,752	2.60%
Small business loans	745,560	-6.28%	582,789	1.65%	150,768	-1.23%	1,328,348	-2.96%
Interests paid in advance	(13,251)	400.20%	(96)	-	(25)	-	(13,347)	403.84%
Gross loans	128,547,220	-0.63%	70,235,772	-0.62%	18,170,047	-3.43%	198,782,993	-0.63%

In 3Q20, gross loans decreased by 0.6% when compared to 2Q20 and increased by 8.0% when compared to 3Q19. During the last twelve months peso-denominated loans grew 7.2% and the dollar-denominated loans (expressed in USD) decreased by 1.5%.

As of September 30, 2020, the operations in Banco Agricola in El Salvador, Banistmo in Panama and BAM in Guatemala, represented 29% of total gross loans.

Gross loans denominated in currencies other than COP, originated by the operations in Central America, the offshore operation of Bancolombia Panama, Puerto Rico and the USD denominated loans in Colombia, accounted for 35.3% and decreased by 0.6% during 3Q20 (when expressed in COP).

Total reserves (allowances in the balance sheet) for loan losses increased by 9.7% during the quarter and totaled COP 15,114 billion, equivalent to 7.6% of gross loans at the end of the quarter.

For further explanation regarding coverage of the loan portfolio and credit quality trends, (see section 2.4. Asset Quality, Provision Charges and Balance Sheet Strength).

The following table summarizes Bancolombia’s total loan portfolio:

LOAN PORTFOLIO
(COP million)	3Q19	2Q20	3Q20	3Q20/2Q20	3Q20/3Q19	% of total loans
Commercial	119,729,639	130,543,861	128,917,692	-1.25%	7.67%	64.9%
Consumer	38,796,350	41,828,151	41,566,548	-0.63%	7.14%	20.9%
Mortgage	24,249,961	26,301,037	26,983,752	2.60%	11.27%	13.6%
Microcredit	1,274,638	1,368,900	1,328,348	-2.96%	4.21%	0.7%
Interests received in advance	(20,307)	(2,649)	(13,347)	403.84%	-34.27%	0.0%
Total loan portfolio	184,030,281	200,039,300	198,782,993	-0.63%	8.02%	100.0%
Allowance for loan losses	(10,621,994)	(13,776,335)	(15,113,745)	9.71%	42.29%
Total loans, net	173,408,287	186,262,965	183,669,248	-1.39%	5.92%

1.3.	Investment Portfolio

As of September 30, 2020, Bancolombia’s net investment portfolio totaled COP 27,732 billion, increasing by 9.9% from the end of 2Q20 and by 39.0% from the end of 3Q19.

At the end of 3Q20, the debt securities portfolio had a duration of 19.1 months and a weighted average yield to maturity of 3.9%.

1.4.	Goodwill and intangibles

As of 3Q20, Bancolombia’s goodwill and intangibles totaled COP 8,428 billion, increasing by 2.7% compared to 2Q20. This variation is explained by the depreciation of the COP against the USD during the quarter.

1.5.	Funding

As of September 30, 2020, Bancolombia’s liabilities totaled COP 236,174 billion, decreasing by 1.2% from the end of 2Q20 and increasing by 13.6% compared to 3Q19.

Deposits by customers totaled COP 183,649 billion (or 77.8% of liabilities) at the end of 3Q20, increasing by 1.1% when compared to 2Q20 and by 22.4% over the last 12 months. The net loans to deposits ratio was 100.0% at the end of 3Q20 decreasing when compared to 102.5% at the end of 2Q20.

Bancolombia’s liquidity position continues to be adequate. During 3Q20 total funding cost indicates the undertaken efforts to sustain a high share of deposits over the total funding mix.

Funding mix
COP Million	3Q19		2Q20		3Q20
Checking accounts	22,656,648	12%	29,628,682	13%	31,271,133	14%
Saving accounts	61,053,267	31%	80,173,219	36%	79,265,987	36%
Time deposits	65,403,609	34%	70,996,812	32%	71,386,752	32%
Other deposits	6,008,975	3%	1,308,322	1%	3,436,279	2%
Long term debt	21,129,087	11%	20,658,717	9%	21,165,855	10%
Loans with banks	17,574,077	9%	21,819,332	10%	15,740,786	7%
Total Funds	193,825,663	100%	224,585,084	100%	222,266,792	100%

1.6.	Shareholders’ Equity and Regulatory Capital

Shareholders’ equity at the end of 3Q20 was COP 27,997 billion, increasing by 5.8% compared to 2Q20 and increasing by 3.7% when compared to 3Q19.

Bancolombia’s capital adequacy ratio was 14.76% in 3Q20, 576 basis points above the minimum 9% required by the Colombian regulator, while the basic capital ratio (Tier 1) to risk weighted assets was 11.37%, 687 basis points above the regulatory minimum of 4.5%. The improvement in capital ratios during the quarter occurs mainly as a result of the increase in legal reserves, transferring for this purpose, the existing resources in the occasional reserve for the equity reinforcement and future growth.

The tangible capital ratio, defined as shareholders’ equity minus goodwill and intangible assets divided by tangible assets, was 7.5% at the end of 3Q20.

The annual increase in the RWA is mainly explained by the growth in the loan book and the depreciation of the COP against the USD.

TECHNICAL CAPITAL RISK WEIGHTED ASSETS
Consolidated (COP millions)	3Q19	%	2Q20	%	3Q20	%
Basic capital (Tier I)	20,517,980	9.72%	20,803,346	9.35%	24,618,529	11.37%
Additional capital (Tier II)	6,321,398	2.99%	7,340,890	3.30%	7,337,256	3.39%
Technical capital (1)	26,839,378		28,144,236		31,955,785
Risk weighted assets including market risk	211,126,069		222,581,197		216,452,732
CAPITAL ADEQUACY (2)		12.71%		12.64%		14.76%

(1) Technical capital is the sum of basic and additional capital.

(2) Capital adequacy is technical capital divided by risk-weighted assets.

2.	INCOME STATEMENT

Net profit totaled COP 280 billion in 3Q20, or COP 290.74 per share USD 0.30 per ADR. This net profit represents a recovery compared to the net loss of 2Q20, as well as a decrease of 68.2% compared to the result of 3Q19. Bancolombia’s annualized ROE for 3Q20 was 4.1% and 3.7% for the last twelve months.

2.1.	Net Interest Income

Net interest income totaled COP 2,769 billion in 3Q20, 4.6% less than the one reported in 2Q20, and 0.5% below the figure of 3Q19.

During 3Q20, the investment, interest rate derivatives and repos portfolio generated COP 322 billion, up by 43.5% from 2Q20, mainly explained by the improvement of Sovereign Bonds prices in Colombia (TES).

Net Interest Margin

The annualized net interest margin decreased to 4.9% during 3Q20. The annualized net interest margin for investments was 1.7%, and the annualized net interest margin of the loan portfolio was 5.5%, decreasing when compared to the one reported in 2Q20. The annualized loans interest margin decreased during the quarter explained by lower interest recognized as a result of the increase in clients in stage 3 under IFRS 9, as well as, to the effect of reference rate cuts by Colombian Central Bank.

Annualized Interest
Margin	3Q19	2Q20	3Q20
Loans' Interest margin	5.8%	5.8%	5.5%
Debt investments' margin	3.1%	0.7%	1.7%
Net interest margin	5.5%	5.1%	4.9%

Total funding cost decreased during 3Q20. Checking accounts and saving accounts have increased their share over the total funding mix during the last twelve months, the former growing from 12% to 14% and the latter from 31% to 36%. The annualized average weighted cost of deposits was 2.16% in 3Q20, decreasing by 32 basis points when compared to 2Q20 and by 69 basis points when compared to 3Q19.

Average weighted
funding cost	3Q 19	2Q 20	3Q 20
Checking accounts	0.00%	0.00%	0.00%
Saving accounts	1.70%	1.60%	1.07%
Time deposits	4.94%	4.55%	4.29%
Total deposits	2.85%	2.48%	2.16%
Long term debt	5.93%	5.40%	5.04%
Loans with banks	2.41%	2.71%	2.40%
Total funding cost	3.10%	2.78%	2.47%

2.2.	Fees and Income from Services

During 3Q20, net fees and income from services totaled COP 764 billion, growing by 12.0% compared to 2Q20, and down by 2.2% compared to 3Q19. A better performance in fees was due to higher volumes of transactions related to credit, debit card and commercial establishments, as well as a greater income from trust and securities.

Fees from credit and debit cards went up by 17.5% compared to 2Q20 and decreased by 4.1% compared to 3Q19. Fees from asset management and trust services grew 22.8% compared to 2Q20 and 4.4% compared to 3Q19. Fees from our bancassurance business fell 0.4% compared to 2Q20 and rose 12.1% with respect to 3Q19.

2.3.	Other Operating Income

Total other operating income was COP 287 billion in 3Q20, decreasing by 32.5% compared to 2Q20 and by 13.7% compared to 3Q19. This quarterly variation is largely explained by a lower net income from FX derivatives and net foreign exchange as a result of the restatement of assets and liabilities.

Revenues from operating leases totaled COP 167 billion in 3Q20, decreasing by 3.5% compared to 2Q20 and increasing by 3.4% compared to those reported in 3Q19. The annual increase is due to higher volumes of operations and delivered assets under leasing.

2.4.	Asset Quality, Provision Charges and Balance Sheet Strength

The principal balance for past due loans (those that are overdue for more than 30 days) totaled COP 8,943 billion at the end of 3Q20 and represented 4.7% of total gross loans, increasing when compared to 2Q20, when past due loans represented 3.6% of total gross loans. During the quarter, charge-offs totaled COP 571 billion.

The coverage, measured by the ratio of allowances for loans losses (principal) to PDLs (overdue 30 days), was 153.0% at the end of 3Q20, decreasing compared to 179.4% at the end of 2Q20.

The deterioration of the loan portfolio (new past due loans including charge-offs) was COP 2.5 trillion. Formation of PDLs was mainly associated to the consumer and mortgage loans earlier covered by the relief programs, as well as, a corporate client in Colombia related with bio-fuel production that defaulted during the quarter. This client is highly provisioned with a coverage of 84%.

Provision charges (net of recoveries) totaled COP 1.7 trillion in 3Q20. Provisions during the quarter were mostly explained by previously deferred loans reaching past-due, the expected losses estimation that considers the macroeconomic impact and the impairment generated by COVID-19 in the loan portfolio.

Provisions as a percentage of the average gross loans were 3.4% for 3Q20 and 3.4% for the last 12 months. Cost of risk without COVID-19 and macroeconomic variables was 2.3% for 3Q20 and 2.4% for the last 12 months.

Bancolombia maintains a strong balance sheet supported by an adequate level of loan loss reserves. Allowances (for the principal) for loan losses totaled COP 13,680 billion, or 7.1% of total loans at the end of 3Q20, increasing when compared to 2Q20.

The following tables present key metrics related to asset quality:

ASSET QUALITY	As of
(COP millions)	3Q19	2Q20	3Q20
Total 30-day past due loans	7,563,180	6,975,128	8,942,804
Allowance for loan losses (1)	9,805,577	12,512,310	13,679,629
Past due loans to total loans	4.24%	3.62%	4.67%
Allowances to past due loans	129.65%	179.38%	152.97%
Allowance for loan losses as a percentage of total loans	5.49%	6.49%	7.15%

(1) Allowances are reserves for the principal of loans.

PDL Per Category	% Of loan	30 days
	Portfolio	3Q19	2Q20	3Q20
Commercial loans	64.9%	3.38%	3.51%	4.29%
Consumer loans	20.9%	4.74%	2.82%	5.14%
Mortgage loans	13.6%	7.18%	5.02%	5.35%
Microcredit	0.7%	11.45%	11.04%	13.39%
PDL TOTAL		4.24%	3.62%	4.67%

PDL Per Category	% Of loan	90 days
	Portfolio	3Q19	2Q20	3Q20
Commercial loans	64.9%	2.80%	3.17%	3.51%
Consumer loans	20.9%	2.57%	2.31%	1.29%
Mortgage loans*	13.6%	3.43%	3.83%	3.52%
Microcredit	0.7%	7.88%	8.87%	8.37%
PDL TOTAL		2.88%	3.12%	3.08%

* Mortgage loans that were overdue were calculated for past due loans for 120 days instead of 90 days.

	2Q20			3Q20			3Q20/2Q20
	Loans	Allowances	%	Loans	Allowances	%	Loans	Allowances
Stage 1	170,086,935	2,739,463	1.6%	165,291,523	3,205,577	1.9%	-2.8%	17.0%
Stage 2	14,809,439	2,034,389	13.7%	18,207,359	2,864,582	15.7%	22.9%	40.8%
Stage 3	15,142,926	9,002,483	59.5%	15,284,111	9,043,586	59.2%	0.9%	0.5%
Total	200,039,300	13,776,335	6.9%	198,782,993	15,113,745	7.6%	-0.6%	9.7%

Stage 1. Financial instruments that do not deteriorate since their initial recognition or that have low credit risk at the end of the reporting period. (12-month expected credit losses).

Stage 2. Financial instruments that have significantly increased their risk since their initial recognition. (Lifetime expected credit losses).

Stage 3. Financial instruments that have Objective Evidence of Impairment in the reported period. (Lifetime expected credit losses).

2.5.	Operating Expenses

During 3Q20, operating expenses totaled COP 1,933 billion, increasing by 5.6% with respect to 2Q20 and decreasing by 5.3% with respect to 3Q19.

Personnel expenses (salaries, bonus plan payments and compensation) totaled COP 768 billion in 3Q20, which represents an increase of 23.6% compared to 2Q20 and a decrease of 10.1% compared to 3Q19.

During 3Q20, administrative expenses totaled COP 721 billion, decreasing by 6.2% compared to 2Q20 and by 0.2% as compared to 3Q19.

Depreciation and amortization expenses totaled COP 212 billion in 3Q20, increasing by 10.3% compared to 2Q20 and decreasing by 4.7% compared to 3Q19.

As of September 30, 2020, Bancolombia had 30,639 employees, owned 958 branches, 6,117 ATMs, 17,267 banking agents and served more than 17 million customers.

2.6.	Taxes

During 3Q20, there was an income tax recovery of COP 11 billion. The tax recovery is mainly explained by the Colombian operation. Some of the aspects that explained it are related to tax concepts that do not depend on the accounting net income such as tax discounts corresponding to the payment of local taxes in Colombia, the liability management exercises with bond issues made during 2019 and early 2020, and lastly tax shields related to net losses for the second quarter of 2020.

3.	BREAK DOWN OF OPERATIONS

The following table summarizes the financial statements of our operations in each country.

BANCOLOMBIA S.A. (STAND ALONE) - COLOMBIA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q19	2Q20	3Q20	3Q20/2Q20	3Q20/3Q19
ASSETS
Gross loans	127,784,162	138,321,644	136,129,859	-1.58%	6.53%
Allowances for loans	(8,445,981)	(10,684,592)	(11,613,267)	8.69%	37.50%
Investments	20,379,708	24,165,442	24,757,410	2.45%	21.48%
Other assets	21,097,278	27,676,708	24,553,210	-11.29%	16.38%
Total assets	160,815,167	179,479,202	173,827,211	-3.15%	8.09%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	95,515,990	117,739,285	115,008,443	-2.32%	20.41%
Other liabilities	48,460,652	46,477,353	43,299,017	-6.84%	-10.65%
Total liabilities	143,976,642	164,216,639	158,307,460	-3.60%	9.95%
Shareholders' equity	16,838,525	15,262,563	15,519,752	1.69%	-7.83%
Total liabilities and shareholders' equity	160,815,167	179,479,202	173,827,211	-3.15%	8.09%

Interest income	3,344,106	3,326,039	3,022,266	-9.13%	-9.62%
Interest expense	(1,251,848)	(1,194,587)	(999,995)	-16.29%	-20.12%
Net interest income	2,092,258	2,131,452	2,022,270	-5.12%	-3.35%
Net provisions	(533,955)	(1,926,316)	(1,298,754)	-32.58%	143.23%
Fees and income from service, net	509,829	466,485	496,811	6.50%	-2.55%
Other operating income	121,803	236,140	117,868	-50.09%	-3.23%
Total operating expense	(1,382,773)	(1,239,680)	(1,317,449)	6.27%	-4.72%
Profit before tax	807,162	(331,920)	20,746	-106.25%	-97.43%
Income tax	(232,846)	157,120	91,489	-41.77%	-139.29%
Net income	574,317	(174,800)	112,236	-164.21%	-80.46%

BANISTMO- PANAMA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q19	2Q20	3Q20	3Q20/2Q20	3Q20/3Q19
ASSETS
Gross loans	26,762,497	29,396,207	29,637,462	0.82%	10.74%
Allowances for loans	(921,459)	(1,384,193)	(1,541,143)	11.34%	67.25%
Investments	4,013,750	4,158,333	4,955,981	19.18%	23.48%
Other assets	4,388,165	6,156,577	6,532,442	6.11%	48.87%
Total assets	34,242,953	38,326,924	39,584,743	3.28%	15.60%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	22,547,100	25,082,529	26,180,684	4.38%	16.12%
Other liabilities	7,871,105	9,222,568	9,190,827	-0.34%	16.77%
Total liabilities	30,418,205	34,305,097	35,371,510	3.11%	16.28%
Shareholders' equity	3,824,748	4,021,827	4,213,233	4.76%	10.16%
Total liabilities and shareholders' equity	34,242,953	38,326,924	39,584,743	3.28%	15.60%

Interest income	473,744	530,987	512,812	-3.42%	8.25%
Interest expense	(193,517)	(223,638)	(220,461)	-1.42%	13.92%
Net interest income	280,227	307,349	292,351	-4.88%	4.33%
Net provisions	(100,655)	(240,469)	(133,684)	-44.41%	32.81%
Fees and income from service, net	55,934	41,511	48,260	16.26%	-13.72%
Other operating income	15,260	10,490	9,952	-5.13%	-34.78%
Total operating expense	(179,766)	(168,199)	(167,606)	-0.35%	-6.76%
Profit before tax	71,000	(49,318)	49,273	-199.91%	-30.60%
Income tax	(10,537)	2,491	(1,377)	-155.29%	-86.93%
Net income	60,463	(46,826)	47,895	-202.28%	-20.79%

BANCO AGRÍCOLA- EL SALVADOR

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q19	2Q20	3Q20	3Q20/2Q20	3Q20/3Q19
ASSETS
Gross loans	11,977,433	13,487,561	13,478,425	-0.07%	12.53%
Allowances for loans	(500,786)	(614,167)	(670,817)	9.22%	33.95%
Investments	878,444	2,093,948	2,672,690	27.64%	204.25%
Other assets	4,140,328	4,467,246	4,314,393	-3.42%	4.20%
Total assets	16,495,420	19,434,589	19,794,691	1.85%	20.00%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	11,734,209	14,572,562	15,098,017	3.61%	28.67%
Other liabilities	2,865,595	2,994,252	2,687,558	-10.24%	-6.21%
Total liabilities	14,599,804	17,566,814	17,785,575	1.25%	21.82%
Shareholders' equity	1,895,616	1,867,774	2,009,116	7.57%	5.99%
Total liabilities and shareholders' equity	16,495,420	19,434,589	19,794,691	1.85%	20.00%

Interest income	276,568	332,875	311,596	-6.39%	12.67%
Interest expense	(77,027)	(86,977)	(68,522)	-21.22%	-11.04%
Net interest income	199,540	245,899	243,075	-1.15%	21.82%
Net provisions	(41,005)	(132,805)	(55,061)	-58.54%	34.28%
Fees and income from service, net	53,304	40,608	55,500	36.67%	4.12%
Other operating income	3,093	1,477	1,536	3.99%	-50.34%
Total operating expense	(127,844)	(124,089)	(120,623)	-2.79%	-5.65%
Profit before tax	87,088	31,090	124,427	300.21%	42.87%
Income tax	(26,886)	(4,124)	(40,374)	879.03%	50.17%
Net income	60,203	26,966	84,053	211.70%	39.62%

GRUPO AGROMERCANTIL HOLDING – GUATEMALA

CONSOLIDATED BALANCE SHEET AND INCOME STATEMENT	Quarter			Growth
(COP million)	3Q19	2Q20	3Q20	3Q20/2Q20	3Q20/3Q19
ASSETS
Gross loans	11,641,601	13,568,383	13,566,972	-0.01%	16.54%
Allowances for loans	(605,911)	(927,445)	(1,098,816)	18.48%	81.35%
Investments	1,497,191	1,621,330	1,715,301	5.80%	14.57%
Other assets	2,211,021	3,015,328	3,994,236	32.46%	80.65%
Total assets	14,743,901	17,277,596	18,177,693	5.21%	23.29%

LIABILITIES AND SHAREHOLDERS' EQUITY
Deposits	10,437,476	12,887,347	13,780,112	6.93%	32.03%
Other liabilities	2,933,909	3,055,416	3,099,686	1.45%	5.65%
Total liabilities	13,371,385	15,942,763	16,879,798	5.88%	26.24%
Non-controlling interest	20,036	20,468	20,714	1.20%	3.38%
Shareholders' equity	1,352,480	1,314,365	1,277,181	-2.83%	-5.57%
Total liabilities and shareholders' equity	14,743,901	17,277,596	18,177,693	5.21%	23.29%

Interest income	249,461	300,496	295,092	-1.80%	18.29%
Interest expense	(109,194)	(130,959)	(120,741)	-7.80%	10.57%
Net interest income	140,266	169,537	174,351	2.84%	24.30%
Net provisions	(53,567)	(144,909)	(177,082)	22.20%	230.58%
Fees and income from service, net	32,827	28,702	36,742	28.01%	11.93%
Other operating income	14,121	20,431	15,473	-24.27%	9.57%
Total operating expense	(122,393)	(128,984)	(127,880)	-0.86%	4.48%
Profit before tax	11,254	(55,223)	(78,396)	41.96%	-796.58%
Income tax	(1,624)	13,977	18,859	34.93%	-1260.95%
Net income before non-controlling interest	9,630	(41,246)	(59,537)	44.35%	-718.25%
Non-controlling interest	(566)	(969)	(515)	-46.86%	-9.06%
Net income	9,064	(42,215)	(60,052)	42.25%	-762.54%

4.	BANCOLOMBIA Company Description (NYSE: CIB)

GRUPO BANCOLOMBIA is a full service financial conglomerate incorporated in Colombia that offers a wide range of banking products and services to a diversified individual and corporate customer base of more than 17 million customers. GRUPO BANCOLOMBIA delivers its products and services via its regional network comprised of Colombia’s largest non-government owned banking network, El Salvador’s leading financial conglomerate (Banagricola S.A.), off-shore and local (Banistmo S.A.) banking subsidiaries in Panama, Guatemala, Cayman and Puerto Rico. Together, BANCOLOMBIA and its subsidiaries provide stock brokerage, investment banking, leasing, factoring, consumer finance, fiduciary and trust services, asset management, among others.

Contact Information
Bancolombia’s Investor Relations
Phone:	(571) 4885371 / (574) 4043917 / (574) 4041918
E-mail:	IR@bancolombia.com.co
Contacts:	Carlos Raad (IR Director) / Juliana Álvarez (Analyst) / Santiago López (Analyst)
Website:	http://www.grupobancolombia.com/wps/portal/about-us/corporate-information/investor-relations/

BALANCE SHEET				Growth
(COP million)	Sep-19	Jun-20	Sep-20	sep-20 / jun-20	sep-20 / sep-19	% of Assets	% of Liabilities
ASSETS
Cash and balances at central bank	16,538,443	20,720,021	17,943,053	-13.40%	8.49%	6.76%
Interbank borrowings	1,747,137	4,948,177	5,602,153	13.22%	220.65%	2.11%
Reverse repurchase agreements and other similar secured lend	401,167	2,271,592	1,524,562	-32.89%	280.03%	0.57%
Financial assets investment	19,947,001	25,238,230	27,732,492	9.88%	39.03%	10.44%
Derivative financial instruments	2,292,926	3,724,900	4,045,401	8.60%	76.43%	1.52%
Loans and advances to customers	184,030,281	200,039,300	198,782,993	-0.63%	8.02%	74.84%
Allowance for loan and lease losses	(10,621,994)	(13,776,335)	(15,113,745)	9.71%	42.29%	-5.69%
Investment in associates and joint ventures	2,283,729	2,391,967	2,462,312	2.94%	7.82%	0.93%
Goodwill and Intangible assets, net	7,647,515	8,209,183	8,427,705	2.66%	10.20%	3.17%
Premises and equipment, net	3,367,311	3,910,679	3,910,312	-0.01%	16.13%	1.47%
Investment property	1,922,097	1,984,178	2,002,056	0.90%	4.16%	0.75%
Right of use assets	1,752,734	1,781,426	1,801,028	1.10%	2.76%	0.68%
Prepayments	549,433	395,055	418,292	5.88%	-23.87%	0.16%
Tax receivables	1,260,434	1,246,897	1,218,128	-2.31%	-3.36%	0.46%
Deferred tax	359,727	553,035	634,351	14.70%	76.34%	0.24%
Assets held for sale and inventories	522,145	579,182	566,426	-2.20%	8.48%	0.21%
Other assets	2,855,140	3,296,793	3,656,686	10.92%	28.07%	1.38%
Total assets	236,855,226	267,514,280	265,614,205	-0.71%	12.14%	100.00%
LIABILITIES AND SHAREHOLDERS' EQUITY
LIABILITIES
Deposit by customers	150,044,204	181,721,729	183,648,637	1.06%	22.40%	69.14%	77.76%
Interbank Deposits	1,920,483	1,160,863	797,912	-31.27%	-58.45%	0.30%	0.34%
Derivative financial instrument	1,752,774	2,784,541	3,136,260	12.63%	78.93%	1.18%	1.33%
Borrowings from other financial institutions	15,653,594	20,658,469	14,942,874	-27.67%	-4.54%	5.63%	6.33%
Debt securities in issue	21,129,087	20,658,717	21,165,855	2.45%	0.17%	7.97%	8.96%
Lease liability	1,901,466	1,923,046	1,934,029	0.57%	1.71%	0.73%	0.82%
Preferred shares	569,477	555,152	569,477	2.58%	0.00%	0.21%	0.24%
Repurchase agreements and other similar secured borrowing	5,078,295	385,306	1,711,514	344.20%	-66.30%	0.64%	0.72%
Liabilities relating to assets held for sale	-	-	-	0.00%	0.00%	0.00%	0.00%
Current tax	760,470	287,955	634,577	120.37%	-16.55%	0.24%	0.27%
Deferred tax	1,247,699	1,408,873	681,712	-51.61%	-45.36%	0.26%	0.29%
Employees benefit plans	743,891	758,538	797,804	5.18%	7.25%	0.30%	0.34%
Other liabilities	7,111,273	6,702,547	6,153,713	-8.19%	-13.47%	2.32%	2.61%
Total liabilities	207,912,713	239,005,736	236,174,364	-1.18%	13.59%	88.92%	100.00%
SHAREHOLDERS' EQUITY
Share Capital	480,914	480,914	480,914	0.00%	0.00%	0.18%
Additional paid-in-capital	4,857,454	4,857,454	4,857,454	0.00%	0.00%	1.83%
Appropriated reserves	10,412,822	11,274,604	13,827,922	22.65%	32.80%	5.21%
Retained earnings	7,354,354	5,695,101	4,359,564	-23.45%	-40.72%	1.64%
Accumulated other comprehensive income, net of tax	3,884,807	4,164,811	4,471,413	7.36%	15.10%	1.68%
Stockholders’ equity attributable to the owners of the parent company	26,990,351	26,472,884	27,997,267	5.76%	3.73%	10.54%
Non-controlling interest	1,952,162	2,035,660	1,442,574	-29.13%	-26.10%	0.54%
Total liabilities and equity	236,855,226	267,514,280	265,614,205	-0.71%	12.14%	100.00%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-19	Sep-20	sep-20 / sep-19	3Q 19	2Q 20	3Q 20	3Q 20 / 2Q 20	3Q 20 / 3Q 19
Interest income and expenses
Interest on loans and financial leases
Commercial	5,500,476	5,351,852	-2.70%	1,793,689	1,875,803	1,665,252	-11.22%	-7.16%
Consumer	3,833,440	4,192,217	9.36%	1,334,151	1,428,294	1,284,977	-10.03%	-3.69%
Small business loans	107,844	109,274	1.33%	34,478	36,389	34,843	-4.25%	1.06%
Mortgage	1,487,826	1,460,771	-1.82%	468,146	512,330	440,372	-14.05%	-5.93%
Leasing	1,430,855	1,423,994	-0.48%	470,750	468,277	459,403	-1.90%	-2.41%
Interest income on loans and financial leases	12,360,441	12,538,108	1.44%	4,101,214	4,321,093	3,884,847	-10.10%	-5.28%
Interest income on overnight and market funds	53,089	28,809	-45.73%	15,830	7,165	6,142	-14.28%	-61.20%
Interest and valuation on Investment
Debt investments, net	116,777	226,492	93.95%	41,001	70,268	110,210	56.84%	168.80%
Net gains from investment activities at fair value through income statement
Debt investments	806,942	685,463	-15.05%	298,168	344,097	266,550	-22.54%	-10.60%
Derivatives	(209,339)	(286,652)	36.93%	(34,115)	(200,546)	(57,314)	-71.42%	68.00%
Repos	(155,786)	9,144	-105.87%	(66,598)	10,015	5,839	-41.70%	108.77%
Others	(6,031)	5,119	-184.88%	(2,030)	642	(3,080)	-579.75%	51.72%
Total Net gains from investment activities at fair value through profit and loss	435,786	413,074	-5.21%	195,425	154,208	211,995	37.47%	8.48%
Total Interest and valuation on investments	552,563	639,566	15.75%	236,426	224,476	322,205	43.54%	36.28%
Total interest and valuation	12,966,093	13,206,483	1.85%	4,353,470	4,552,734	4,213,194	-7.46%	-3.22%
Interest expense
Borrowing costs	(484,415)	(430,981)	-11.03%	(159,035)	(159,085)	(135,804)	-14.63%	-14.61%
Overnight funds	(16,855)	(5,079)	-69.87%	(6,464)	(929)	(541)	-41.77%	-91.63%
Debt securities in issue	(864,093)	(799,179)	-7.51%	(297,248)	(295,486)	(263,741)	-10.74%	-11.27%
Deposits	(3,086,891)	(3,244,505)	5.11%	(1,061,769)	(1,148,587)	(996,983)	-13.20%	-6.10%
Preferred Shares Dividends	(43,181)	(42,975)	-0.48%	(14,325)	(13,813)	(14,325)	3.71%	0.00%
Interest right of use assets	(96,280)	(89,630)	-6.91%	(27,602)	(30,205)	(29,462)	-2.46%	6.74%
Other interest (expense)	(15,818)	(11,138)	-29.59%	(5,097)	(3,280)	(3,152)	-3.90%	-38.16%
Total interest expenses	(4,607,533)	(4,623,487)	0.35%	(1,571,540)	(1,651,385)	(1,444,008)	-12.56%	-8.12%
Net interest margin and valuation income on financial instruments before impairment on loans and financial leases and off balance sheet credit instruments	8,358,560	8,582,996	2.69%	2,781,930	2,901,349	2,769,186	-4.56%	-0.46%
Credit impairment charges on loans and advance and financial leases	(2,697,045)	(5,639,409)	109.10%	(866,843)	(2,403,922)	(1,768,564)	-26.43%	104.02%
Recovery of charged-off loans	422,747	252,219	-40.34%	160,192	55,793	102,125	83.04%	-36.25%
Credit impairment charges on off balance sheet credit instruments	(11,869)	(92,948)	683.12%	(19,096)	(76,326)	(14,974)	-80.38%	-21.59%
Credit impairment charges/recovery on investments	4,725	(20,032)	-523.96%	2,915	(10,657)	(1,995)	-81.28%	-168.44%
Total credit impairment charges, net	(2,281,442)	(5,500,170)	141.08%	(722,832)	(2,435,112)	(1,683,408)	-30.87%	132.89%
Net interest margin and valuation income on financial instruments after impairment on loans and financial leases and off balance sheet credit instruments	6,077,118	3,082,826	-49.27%	2,059,098	466,237	1,085,778	132.88%	-47.27%
Fees and commission income
Banking services	494,630	422,235	-14.64%	173,773	121,057	146,495	21.01%	-15.70%
Credit and debit card fees and commercial establishments	1,341,493	1,315,595	-1.93%	471,856	385,013	452,476	17.52%	-4.11%
Brokerage	19,417	21,345	9.93%	6,171	7,809	6,917	-11.42%	12.09%
Acceptances and Guarantees	41,848	46,591	11.33%	13,793	15,698	16,009	1.98%	16.07%
Trust and Securities	330,236	329,454	-0.24%	114,950	97,727	120,016	22.81%	4.41%
Investment banking	22,131	33,483	51.29%	10,097	4,253	6,447	51.59%	-36.15%
Bancassurance	450,513	540,738	20.03%	163,884	184,372	183,669	-0.38%	12.07%
Payments and Collections	454,448	420,470	-7.48%	156,782	124,484	146,540	17.72%	-6.53%
Others	180,890	183,202	1.28%	65,220	59,013	61,489	4.20%	-5.72%
Fees and commission income	3,335,606	3,313,113	-0.67%	1,176,526	999,426	1,140,058	14.07%	-3.10%
Fees and commission expenses
Banking services	(467,822)	(384,093)	-17.90%	(162,176)	(109,634)	(117,934)	7.57%	-27.28%
Others	(618,758)	(686,019)	10.87%	(233,000)	(207,075)	(257,769)	24.48%	10.63%
Fees and commission expenses	(1,086,580)	(1,070,112)	-1.52%	(395,176)	(316,709)	(375,703)	18.63%	-4.93%
Total fees and comissions, net	2,249,026	2,243,001	-0.27%	781,350	682,717	764,355	11.96%	-2.18%
Other operating income
Derivatives FX contracts	294,900	1,278,931	333.68%	384,803	(396,767)	139,409	135.14%	-63.77%
Net foreign exchange	(161,697)	(1,041,105)	543.86%	(393,537)	556,879	(88,748)	-115.94%	-77.45%
Hedging	767	(2,267)	-395.57%	6,251	(714)	(1,294)	81.23%	-120.70%
Operating leases	487,406	521,734	7.04%	161,254	172,691	166,664	-3.49%	3.35%
Gains (or losses) on sale of assets	59,321	49,694	-16.23%	23,031	7,328	16,558	125.96%	-28.11%
Other reversals	4,672	3,213	-31.23%	3,235	396	1,346	239.90%	-58.39%
Others	396,356	247,461	-37.57%	148,179	85,909	53,504	-37.72%	-63.89%
Total other operating income	1,081,725	1,057,661	-2.22%	333,216	425,722	287,439	-32.48%	-13.74%
Dividends received, and share of profits of equity method investees
Dividends	56,570	7,676	-86.43%	21,411	4,086	208	-94.91%	-99.03%
Equity investments	24,528	(21,119)	-186.10%	5,160	5,996	386	-93.56%	-92.52%
Equity method	186,113	84,645	-54.52%	41,403	33,909	65,163	92.17%	57.39%
Others	72,489	4,706	-93.51%	(602)	194	19	-90.21%	-103.16%
Total dividends received, and share of profits of equity method investees	339,700	75,908	-77.65%	67,372	44,185	65,776	48.86%	-2.37%
Total operating income, net	9,747,569	6,459,396	-33.73%	3,241,036	1,618,861	2,203,348	36.10%	-32.02%

INCOME STATEMENT	As of		Growth				Growth
(COP million)	Sep-19	Sep-20	sep-20 / sep-19	3Q 19	2Q 20	3Q 20	3Q 20 / 2Q 20	3Q 20 / 3Q 19
Operating expenses
Salaries and employee benefits	(2,094,063)	(2,226,096)	6.31%	(704,950)	(705,476)	(744,172)	5.49%	5.56%
Bonuses	(394,535)	(85,121)	-78.42%	(150,047)	83,790	(24,326)	-129.03%	-83.79%
Other administrative and general expenses	(2,203,838)	(2,239,588)	1.62%	(722,237)	(768,931)	(721,106)	-6.22%	-0.16%
Tax contributions and other tax burden	(552,376)	(603,572)	9.27%	(183,039)	(199,756)	(182,003)	-8.89%	-0.57%
Impairment, depreciation and amortization	(581,136)	(612,211)	5.35%	(222,289)	(191,984)	(211,753)	10.30%	-4.74%
Other expenses	(169,218)	(151,351)	-10.56%	(58,247)	(47,806)	(49,902)	4.38%	-14.33%
Total operating expenses	(5,995,166)	(5,917,939)	-1.29%	(2,040,809)	(1,830,163)	(1,933,262)	5.63%	-5.27%
Profit before tax	3,752,403	541,457	-85.57%	1,200,227	(211,302)	270,086	227.82%	-77.50%
Income tax	(1,018,469)	22,935	-102.25%	(304,210)	128,704	10,882	-91.54%	-103.58%
Profit for the year from continuing operations	2,733,934	564,392	-79.36%	896,017	(82,598)	280,968	440.16%	-68.64%
Non-controlling interest	(85,836)	(22,166)	-74.18%	(17,436)	9,301	(1,329)	-114.29%	-92.38%
Net income attributable to equity holders of the Parent Company	2,648,098	542,226	-79.52%	878,581	(73,297)	279,639	481.51%	-68.17%

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BANCOLOMBIA S.A. (Registrant)
Date: November 12, 2020	By:	/s/ JOSE HUMBERTO ACOSTA MARTIN.
		Name:	Jose Humberto Acosta Martin.
		Title:	Vice President of Finance